Exhibit 3

December 7, 2002

To the Securityholders of Fording Inc.

On November 20, 2002, we wrote to you about the conversion of Fording Inc. into an income trust and recommended you support the Plan of Arrangement that will put it into effect. That transaction allowed the Board to continue looking for further value-enhancing transactions.

We are very pleased to inform you that we are in a position to provide Shareholders with just such an enhancement in the agreement with Teck Cominco Limited and Westshore Terminals Income Fund signed on December 4, 2002. The full details of the proposed Enhanced Arrangement are in the enclosed Supplement to the Information Circular. We urge you to review it.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

FOR
THE ENHANCED PLAN OF ARRANGEMENT

Our reasons are the same as we stated in the November 20 Information Circular, plus:

•	The Enhanced Arrangement represents a substantial increase in value from the original plan and significantly more than the $29 offered by Sherritt Coal Acquisition Inc. The total cash available to shareholders increased from $150 million, or $3.00 per share, to $795 million, or $34 per share cash for shareholders who elect to receive cash, subject to pro-ration;

•	It creates a larger, stronger Fording Income Trust by adding the Teck Cominco coal assets, which are expected to result in increased production, synergies, and stronger and more sustained cash flows generating higher distributable cash per Unit.

•	The first quarter distribution is expected to be $1.05 per Unit compared to $0.90 per Unit under the previous arrangement, a 17% increase, without accounting for the substantial synergies which we believe this combination provides;

•	The Enhanced Arrangement is fair to shareholders, superior to the stand-alone conversion, and superior to the Sherritt offer, based on advice from RBC Capital Markets.

We urge you to support the Enhanced Plan of Arrangement.

Yours very truly,

Richard F. Haskayne, O.C., F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

VOTING AT THE SPECIAL MEETING

The Special Meeting of Fording Inc. Securityholders will be held at the Fairmont Palliser Hotel, 133, 9th Avenue SW Calgary, Alberta on December 20, 2002, at 9:00 a.m. Mountain Time.

Your vote is important to the outcome of this Special Meeting. Every Share and Option held carries a vote and, in order for the Enhanced Arrangement to be implemented, two-thirds of all votes cast at the meeting must support it.

      The proxies already sent to you will be used at the meeting in respect of the Enhanced Arrangement and the same voting instructions apply so that a vote FOR on the proxy, or the delegation of authority to vote to the Board nominees as proxyholders, will be a vote FOR the Enhanced Arrangement.

VOTING YOUR PROXY:

If you are a Registered Shareholder, to be represented at the Special Meeting, you must either attend the meeting in person, or sign, date and return the GREEN form of proxy, or such other proper form of proxy prepared specifically for use at the meeting, to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1.

If you are a Registered Shareholder, in order for your GREEN form of proxy to be counted at the meeting, it must be delivered personally, by courier or mail to Computershare Trust Company as indicated above. It may also be transmitted by facsimile to (416) 263-9524 (toll free 1-866-249-7775). It must be received not later than 5:00 p.m. (Mountain Time) on December 18, 2002, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Special Meeting.

For your convenience you may use the pre-paid, pre-addressed return envelope sent to you with the November 20 Information Circular.

FOR FURTHER INFORMATION:

We are making every effort to ensure you are fully informed about this positive development for the Securityholders of Fording. Should you have any questions or need any assistance in filing your proxy or need an additional proxy, please contact our Information Agent, Georgeson Shareholder Communications Canada toll-free at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French. You may also wish to consult your financial, tax or other professional advisors.

If you are not a Registered Shareholder, you will instead receive instruction forms from your broker or IICC, acting on your broker’s behalf. In order to vote in person or by proxy, you must return that form to them as they instruct. Georgeson will also assist you if you have any questions as to how to get your voting form from your broker or get vote instructions to your broker.

The Supplement also contains information about the delivery or revocation of proxies.